ABAKAN INC.

2665 S. Bayshore Drive, Suite 450

Miami, Florida 33133

September 23, 2011

Rufas G. Decker

Accounting Branch Chief

Division of Corporation Finance

100 F Street, N.E.

United States Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:  Abakan Inc.

        Current Report on Form 8-K

        Filed July 13, 2011

        Annual Report on Form 10-K for the Fiscal Year Ended May 31, 2010

        Filed December 21, 2010

        Quarterly Report on Form 10-Q for the Quarter Ended August 31, 2010

        Filed January 10, 2011

        Quarterly Report on Form 10-Q for the Quarter Ended November 30, 2010

        Filed January 19, 2011

        Quarterly Report on Form 10-Q for the Quarter Ended February 28, 2011

        Filed April 19, 2011

        Current Report on Form 8-K

        Filed March 25, 2011

        File No. 000-52784

Dear Mr. Decker:

Thank you for your comments dated August 10, 2011 to Abakan Inc.’s submissions on Form 8-K filed July 13, 2011 and March 25, 2011, Form10-K filed December 21, 2010, and Form 10-Q dated January 10, 2011, January 19, 2011, and April 19, 2011.

We have filed amended copies of our current report on Form 8-K/A, our annual report on Form 10-K/A for the year ended May 31, 2010, and our quarterly reports on Form 10-Q/A for the quarters ended August 31, 2010, November 30, 2010, and February 28, 2011 electronically with the Commission, in addition we have included redlined copies of each filing as part of this correspondence for your reference.

Please direct copies of all responses and any additional comments to us at the following address:

Mark Sullivan

            Chief Financial Officer

            Abakan Inc.

            2665 S. Bayshore Drive, Suite 450

            Miami, Florida 33133

            Telephone: (786) 206-5368

            Facsimile: (786) 347-7706

The following are our detailed responses to your comments.

Current Report on Form 8-K Filed July 13, 2011

General

1.         We note from your disclosure on pages 3 and 4 that pursuant to an investment agreement you purchased a 34% equity interest in MesoCoat on December 11, 2009 and filed a current report on Form 8-K on December 17, 2009 to disclose your entry into the investment agreement. We further note that the December 17, 2009 current report did not include Item 2.01 disclosure for the transaction. Please provide us your analysis as to why you believed that you did not need to include such disclosure in the current report. In doing, please address the definition of “significant amount of assets” in Instruction 4 to Item 2.01 of Form 8-K.

Response

            Instruction 4 to Item 2.01 of Form 8-K defines a “significant of assets” as:

“4. An acquisition or disposition shall be deemed to involve a significant amount of assets:

(i) if the registrant’s and its other subsidiaries’ equity in the net book value of such assets  or the amount paid or received for the assets upon such acquisition or disposition                                         exceeded 10%  of the total assets of the registrant and its consolidated subsidiaries; or

(ii) if it involved a business (see 17 CFR 210.11-01(d)) that is significant (see 17 CFR 210.11-01(b)).

Acquisitions of individually insignificant businesses are not required to be reported pursuant to this Item 2.01 unless they are related businesses (see 17 CFR 210.3-05(a)(3)) and are significant in the aggregate.”

            The Company’s purchase of a 34% equity interest in MesoCoat constitutes the acquisition of a        “significant amount of assets” as defined in Instruction 4 to Item 2.01 of Form 8-K. Our analysis            then required us to determine the accounting disclosure required for smaller reporting companies           pursuant to Regulation S-X for significant equity method investees. We reviewed Article 8 of            Regulation S-X and determined that Article 8 does not have a specific requirement that smaller    reporting companies should present the financial statements of significant equity-method             investees. Rather Article 8 of Regulation S-X requires that smaller reporting companies should             provide summarized financial information as to sales, gross profit, net income (loss) from    continuing operations and net income for significant equity-method investees that constitute 20%          or more of a smaller reporting company’s consolidated assets, equity or income from continuing operations attributable to the smaller reporting company in each reporting period.

On review of our current report on Form 8-K dated December 11, 2009 we recognize that we did not meet the requirement to include summarized financial data and have revised our filings as necessary to include such data for MesoCoat in our annual financial statements for the period ended May 31, 2010, and our interim financial statement for the periods ended August 31, 2010, November 30, 2010 and February 28, 2011, and will include such data for MesoCoat in our future current filings.

Forward-Looking Statements, page 3

2.         We note the statement "A safe-harbor provision may not be applicable to the forward looking statements made in this current report."  Please revise your disclosure to “clarify whether you are eligible to rely on the safe harbor provision of the Private Litigation Reform Act of 1995 for forward looking statements. Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Exchange Act. Please provide us your analysis supporting your position.

Response

We have determined that our forward looking statements cannot rely on the Private Litigation Reform Act of 1995 based on our reading of Section 27A(b)(1)(C) of the Securities Act and Section            21E(b)(1)(C) of the Exchange Act. Each of these sections provides that a safe harbor will not apply to forward looking statements made by companies that issue penny stocks; Abakan’s securities fall within the definition of “penny stock” is defined in Section 3(a)(51) of the Exchange Act . Therefore we have revised our disclosure on page 3 to indicate that we are not eligible to rely on the safe harbor provided pursuant to the Private Litigation Reform Act of 1995.

Completion of Acquisition or Disposition of Assets, page 3

3.         We note that Kennametal, Inc. has an ownership interest in Powdermet, Inc. and that Powdermet, Inc. has an ownership interest in MesoCoat. Aside from these relationships, please revise to disclose if any officers, directors, or employees of Abakan Inc., MesoCoat, Inc., Powdermet, Inc. and/or Kennametal, Inc. are related parties in any other way.

Response

            We have revised our disclosure on page 4 to disclose whether any officers, directors or employees of Abakan, MesoCoat, Powdermet or Kennametal are related in any way other than their respective connections to the entities involved in the transaction as follows:

“On December 11, 2009, the Company executed an Investment Agreement, dated December 9, 2009, with MesoCoat, Inc. (“MesoCoat”) and Powdermet, Inc. (“Powdermet”). Pursuant to the Investment Agreement the Company purchased 79,334 newly issued MesoCoat shares, equal to a fully diluted 34% equity interest in MesoCoat for $1,400,030. Powdermet -MesoCoat’s sole shareholder prior to the transaction - was owned 52% by Andrew Sherman (the CEO and a director of both MesoCoat and Powdermet who became a director of the Company on August 20, 2010), 41% by Kennametal, Inc. (an unrelated company) and 7% by other unrelated parties.”

4.         You disclose that you entered into the investment agreement on December 11, 2009. However, we note that the agreement itself appears to be dated December 9, 2009. Please revise your disclosure accordingly or provide us an explanation for this apparent inconsistency.

Response

            We have revised our disclosure on page 4, as included above in our response to comment 3, to indicate an agreement date and an execution date to allay the apparent inconsistency in the respective dates.

5.         Please revise your disclosure to clarify that your acquired your fully diluted 34% equity interest in MesoCoat by purchasing newly issued shares directly from MesoCoat.

Response

            We have revised our disclosure on page 4, as included above in our response to comment 3, to clarify that we acquired our fully diluted 34% interest in MesoCoat by purchasing newly issued shares directly from MesoCoat.

6.         We note the following disclosure: "On July 13, 2011, the Company had paid the amount of             $2,800,000 to MesoCoat for the completion of the Initial Option." Please revise your disclosure to          clarify the date on which you exercised the initial option.

Response

            We have revised our disclosure on page 4 to clarify the date on which we exercised the initial          option as follows:

“On July 11, 2011 the Company placed MesoCoat and Powdermet on notice of its intent to complete the purchase of an additional equity interest in MesoCoat in accordance with the Investment Agreement. The Company completed the purchase of 86,156 newly issued shares, equal to a fully diluted 17% equity interest for $2,800,000 on July 13, 2011 thereby increasing its direct ownership of MesoCoat to a fully diluted 51% interest.”

Business, page 5

 7.        Some of the presentation in this section is essentially promotional material more appropriately directed to Abakan's potential customers and advertisers than to Abakan's security holders and potential investors. For example, refer to the phrase "publicly touted by the U.S. Army, NASA and others" on page 7 and the statement "MesoCoat offers government agencies the ideal environmentally friendly anti-corrosion/wear resistant material solutions needed today to sustain current platforms" on page 16. These are just examples. Please revise this section so that the presentation contains balanced disclosure about Abakan and its business.

Response

            We have revised our disclosure throughout this section to ensure that the presentation contains         balanced disclosure about Abakan and its business.

8.         Disclose the specific factual basis for and the context of all Abakan's beliefs, estimates, and opinions in this section. This pertains particularly to disclosure of all projections, statistics, and assertions. Note that Abakan must have a reasonable basis for all projections, statistics, and assertions. If not, Abakan should remove them from the filing. If Abakan relies on a third party source for the information, please disclose whether the source is available publicly, represents the most recently available data, and remains reliable. To expedite our review, please provide us copies of each source, marked clearly to highlight the portion or section that contains this information, and cross reference it to the appropriate Location in the Form 8-K.

Response

            We have revised our disclosure throughout this section to remove from this filing our beliefs,           estimates and opinions pertaining to projections, statistics and assertions.

9.         For each of Abakan's products, specify the schedule for transitioning from research and       development operations to full scale sales and coating operations. We note the disclosure on page             6 that two of MesoCoat' s products are nearing commercialization and the disclosure on page 7             that two of the five products in the PComP product line are in the final stages of client live-site    testing.

Response

            We have included a table on page 10 under the section header Stage of Development to specify a schedule for transitioning our business from research and development to full scale sales and coating operations as below, as follows:

“Stage of Development

None of MesoCoat’s materials are currently produced on a full-scale commercial production basis even though some materials have been produced on a small scale. Even though some of the materials are in limited release, certain of MesoCoat’s materials are expected to be ready for commercial market entry and production within the next twelve months. The following table indicates our estimated timeline for the commercial introduction of those products that are most imminent:

Product	Production Scale	Time (months)
PComP™ T	Market Entry	6
PcomP™ W	Market Entry	6
PcomP™ S	Market Entry	12
CermaClad™ CR	Full Production	9
CermaClad™ WR	Market Entry	3
CermaClad™ WR	Full Production	15

”

Overview, page 5

10.       We note your disclosure in the first paragraph in this section that you have "a controlling interest      in MesoCoat and a non-controlling interest in Powdermet." Please revise your disclosure to state           clearly the size of your current direct and indirect ownership interests in MesoCoat and             Powdermet. In this regard, we note based on your disclosures elsewhere in the filing that           Powdermet continues to own an equity interest in MesoCoat and thus you have an indirect         interest in MesoCoat through Powdermet. Please also ensure that similar disclosures are made in            future filings on Forms 10-K and 10-Q.

Response

            We have revised our current disclosure and will clearly state in future filings the size of our             current direct and indirect ownership interests in MesoCoat and Powdermet as is now found             under the section header Overview on page 6 as follows:

“We have to date acquired a 51% controlling interest in MesoCoat and a 41% non-controlling interest in Powdermet. Since Powdermet owns 49% of MesoCoat, the Company’s interest in Powdermet represents a 20% indirect interest in MesoCoat”

Powdermet, Inc., page 8

11.       We note that March 25, 2011 you filed a current report on Form 8-K regarding an accord     and satisfaction agreement concerning the purchase of a 41 % equity interest in Powdermet for $1.7 million. We further note that the March 25, 2011 current report did not include Item 2.01 disclosure for the transaction. Please provide us your analysis as to why you believed that you did not need to include such disclosure in the current report. In doing, please address the definition of "significant amount of assets" in Instruction 4 to Item 2.01 of Form 8-K.

Response

            Instruction 4 to Item 2.01 of Form 8-K defines a “significant of assets” as:

“4. An acquisition or disposition shall be deemed to involve a significant amount of assets:

(i) if the registrant’s and its other subsidiaries’ equity in the net book value of such assets                             or the amount paid or received for the assets upon such acquisition or disposition                                         exceeded 10%             of the total assets of the registrant and its consolidated subsidiaries; or

(ii) if it involved a business (see 17 CFR 210.11-01(d)) that is significant (see 17 CFR 210.11-01(b)).

Acquisitions of individually insignificant businesses are not required to be reported pursuant to this Item 2.01 unless they are related businesses (see 17 CFR 210.3-05(a)(3)) and are significant in the aggregate.”

            The Company’s purchase of a 41% equity interest in Powdermet constitutes the acquisition of a       “significant amount of assets” as defined in Instruction 4 to Item 2.01 of Form 8-K. Our analysis            then required us to determine the accounting disclosure required for smaller reporting companies           pursuant to Regulation S-X for             significant equity method investees. We reviewed Article 8 of            Regulation S-X and determined           that Article 8 does not have a specific requirement that smaller     reporting companies should present the financial statements of significant equity-          method            investees. Rather Article 8 of Regulation S-X requires that smaller reporting companies should     provide summarized financial information as to sales, gross profit, net income (loss) from    continuing operations and net income for significant equity-method investees that constitute 20%    or more of a smaller reporting company’s consolidated assets, equity or income from continuing           operations attributable to the smaller reporting company in each reporting period.

            On review of our current report on Form 8-K dated March 25, 2011 we recognize that we did not meet the requirement to include summarized financial data though we have included such data for Powdermet in our Form 10-K for the period ended May 31, 2011 and will continue to do so in future filings.

Powdermet's Business, page 9

12.       We note the disclosure that Powdermet has licensed PComP nanocomposite cermets to MesoCoat. Please revise your disclosure to summarize the principal provisions, including duration or term, of the license agreement. Further, refer to section 1.1 (m) of exhibit 10(i) to the current report on Form 8-K dated December 9, 2009 and filed December 17, 2009 by Abakan. Since the Powdermet license agreement was not filed as schedule F to exhibit l0(i) of the current report on Form 8-K dated December 9, 2009 and filed December 17, 2009, please amend that current report to include the Powdermet license agreement as an exhibit.

Response

            We have revised our disclosure on page 10 to summarize the principal provisions, including the       terms of the license agreement as follows:

“License agreement with Powdermet, Inc.

On July 22, 2008 MesoCoat entered into a license agreement with Powdermet. The agreement gives MesoCoat a royalty-free, exclusive, perpetual license to PComP™ intellectual property, certain equipment, and contracts and business lists, including five supporting patents, the trademark, and supporting confidential and trade secret information, including formulations, processes, customer lists and contracts, for all Powdermet technologies in the field of wear and corrosion resistant coatings. MesoCoat was at the time of licensing a wholly owned subsidiary of Powdermet, and Powdermet currently retains a 49% ownership position in MesoCoat.  The agreement also includes Powdermet’s commitment to provide manufacturing expertise and          technical capabilities supporting PcomP™ powders on a priority basis.  Powdermet retains the exclusive manufacturing rights for the first 50 tons of PComP™ powders through July 1, 2013. The license agreement will end upon the last to expire valid claim of licensed patents, unless terminated earlier within the terms of the agreement.”

However, we do not believe that Abakan is required to file the license agreement as an exhibit since it contains trade secrets and/or commercial or financial information obtained from a person [that is] privileged or confidential. Therefore, we are requesting confidential treatment made pursuant to Rule 406 of the Securities Act and Rule 24b-2 of the Exchange Act.

13.       We note the disclosure in note M of the financial statements of MesoCoat filed as exhibit 99(i) to your filing that Abakan also has a commitment to purchase consumable powders from Powdermet through July 1, 2013. Please revise your disclosure to summarize the principal provisions of the commitment in the business section.

Response

            The reference to the “Company” in exhibit 99(i) is to MesoCoat and its commitment to purchase consumable powders from Powdermet. Please see our description of the terms of the license agreement, as included above in our response to comment 12, which includes a description of MesoCoat’s commitment to purchase consumable powders from Powdermet.

Future Portfolio Companies, page 10

14.       Please tell us what you mean by your "portfolio holdings" and describe your intended activities in connection with such holdings. The description of the activities you provide in this section seems to suggest that you might be primarily engaged in the business of investing in securities, like an investment company. See Section 3 of the Investment Company Act of 1940. Please note that we may have additional comments based on your response.

Response

            We have reviewed and revised our disclosure throughout to eliminate the word “portfolio” in           order to avoid any confusion as to our intended activities with respect to our current or future           interests. Our current activities are intertwined as an active participant with those of MesoCoat       and Powdermet within the inorganic coatings industry and should not in any way be construed as engagement in the business of investing in securities.

Industry Overview, page 11

15.       We note statements such as "new technologies like those offered by the Company" and "Coating materials supplied by MesoCoat can be used in both applications." Revise this section to make clear that Abakan's portfolio companies have not yet achieved product commercialization.

Response

            We have reviewed our disclosure throughout to eliminate any suggestion that either of MesoCoat or Powdermet have achieved product commercialization to date. Further, please see our table on page 10 under the section header Stage of Development, as included above in our response to comment 9, which specifies a schedule for transitioning our business from research and development to full scale sales and coating operations.

General Company Competitive Advantages, page 14

16.       We note the disclosure of a cooperation agreement with Petroleo Brasileiro SA in the last paragraph. Please summarize the principal provisions, including duration or term, of the cooperation agreement. Further, please tell us what consideration Abakan has given to filing the cooperation agreement as an exhibit to the Form 8-K. See Item 601(b)(10) of Regulation S-K.

Response

            We have revised our disclosure on page 12 to summarize the principal provisions, including the       terms of the cooperation agreement as follows:

“Cooperation Agreement with Petroleo Brasileiro S.A

An agreement dated January 7, 2011 was signed by MesoCoat to cooperate with Petroleo Brasileiro S.A (“Petrobras”) to carry out qualification tests and development for application technology of cladding materials on internal and external surfaces of pipes. The term of the agreement is for 18 months during which time MesoCoat will, with Petrobras assistance, carry out tests over two phases. The first phase, planned for the first 8 months, is designed to qualify the materials and process being used and the configuration of the Arc Head Lamp developed for MesoCoat (by Mattson). The second phase, over the following 10 months, is designed to scale up the process to demonstrate, verify and identify design requirements to construct a prototype facility to coat the inner surface of a 10 inch diameter pipe. Should the results be successful (i) the materials and process are expected to result in American Petroleum Institute (API) approval and (ii) MesoCoat agrees negotiate a further agreement with Petrobras to enter into a possible third phase designed to finalize the design and construct a pilot plant coating facility in Brazil with the capacity for producing cladding on the interior diameter of pipes and tubes with section lengths of at least 12 meters.”

However, we do not believe that Abakan is required to file the cooperation agreement as an exhibit since it contains trade secrets and/or commercial or financial information obtained from a person [that is] privileged or confidential. Therefore, we are requesting confidential treatment made pursuant to Rule 406 of the Securities Act and Rule 24b-2 of the Exchange Act.

CermaClad, page 16

17.       Please identify the oil company with whom Abakan has entered into an agreement to utilize the CermaClad process in the field. Please summarize the principal provisions, including duration or term, of the agreement. Further, please tell us what consideration Abakan has given to filing the agreement as an exhibit to the Form 8-K. See Item 601(b)(10) of Regulation S-K.

Response

            We have identified the oil company as Petroleo Brasileiro S.A. in response to comment 16 above     and referenced a new description of the agreement incorporated into our amended current filing.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements and Labor Contracts, page 16

18.       Please state the duration or term of the 10 United States patents held by MesoCoat. Further, please provide us the serial number assigned to any pending patent application by the United    States Patent and Trademark Office so that we may access the information online.

Response

            We have revised the section titled Patents. Trademarks. Licenses. Franchises. Concessions.             Royalty Agreements and Labor Contracts on page 20 to include the following information:

“Patents. Trademarks. Licenses. Franchises. Concessions. Royalty Agreements and Labor Contracts

The Company has no patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts other than those held by MesoCoat and Powdermet.

MesoCoat has 1 non-exclusive and 6 exclusively licensed patents from Powdermet Inc., 2 exclusively licensed patents from Oak Ridge National Lab, 3 pending U.S. patents, and 2 pending global patents.

Powdermet owns 7 U.S. patents apart from 2 exclusively licensed patents from Ultramet Inc., as well as trademarks and licenses which it will use to protect its assets as necessary.

Patents remain in place 20 years from application and 17 years from issuance.”

However, we do not believe that Abakan is required to disclose the serial numbers assigned to pending patent applications by the United States Patent and Trademark Office file in this correspondence since we believe that such information is a trade secret and/or commercial or financial information obtained from a person [that is] privileged or confidential. Therefore, we are requesting confidential treatment made pursuant to Rule 406 of the Securities Act and Rule 24b-2 of the Exchange Act.

19.       We note the disclosure in note N of the financial statements of MesoCoat filed as exhibit 99(i) to the Form 8-K that Abakan has an exclusive commercial patent license agreement with a third party. Please summarize the principal provisions, including duration or term, of the agreement, and identify the third party in the business section. Further, please tell us what consideration Abakan has given to filing the agreement as an exhibit to the Form 8-K.

            Response

            We have revised our disclosure on page 11 to summarize the principal provisions our commercial    patent license agreement with UT-Battele, LLC, including the terms of the agreement as      follows:

“MesoCoat’s exclusive patent license agreement with UT-Battele LLC

MesoCoat has obtained a two stage, exclusive license from UT-Battele, LLC, to utilize two patents in its processes to develop products for wear and corrosion applications. The initial non-commercial exclusive license was entered into on September 22, 2009 which enabled MesoCoat to conduct development work to prove out the technology within the field of use. The second stage of the agreement includes a commercial exclusive license, executed on March 7, 2011, permits MesoCoat to conduct commercial sales utilizing the licensed process and technology. The license is valid through the expiration of the last patent in 2024 and required that MesoCoat invest in additional research and development of both the technology and the market for products that stem from the technology by committing to a certain level of personnel hours and $350,000 in expenditures which conditions have been met.

Stage I and II license fees of $50,000 have been paid against the agreement and a royalty of $15,000 or 2.5% of revenues generated in the United States that utilize the technology, minus allowable costs as defined by contract, whichever is greater, are due March 31 on an annual basis beginning after the first commercial sale. For the first calendar year after the achievement of a certain milestone and the following two calendar years during the term of the agreement, MesoCoat is obligated to pay a minimum annual royalty payment of $10,000, $15,000 and $20,000 respectively. No royalty payments have been made pursuant to this agreement through February 28 , 2011.”

However, we do not believe that Abakan is required to file the commercial patent license agreement as an exhibit since it contains trade secrets and/or commercial or financial information obtained from a person [that is] privileged or confidential. Therefore, we are requesting confidential treatment made pursuant to Rule 406 of the Securities Act and Rule 24b-2 of the Exchange Act.

Research and Development, page 17

20.       For each of the periods presented in the financial statements, please state the amount of the funds provided by the federal government, state government, and end users for projects of MesoCoat and Powdermet.

Response

            We have revised our disclosure on page 22 by adding a second and third paragraph for each of        the periods presented in the financial statements to disclose the amount of funds provided by the           federal government, state government, end users for MesoCoat and Powdermet projects as        follows:

“Grants to MesoCoat from the U.S. Departments of Energy and Commerce were $1,278,550 and $248,244 for the nine months ended February 28, 2011 and 2010, respectively. Grants to MesoCoat from state government grants were $0 and $52,702 for the nine months ended February 28, 2011 and 2010, respectively. MesoCoat's revenues from end users $63,543 and $12,359, were realized for the nine months ended February 28, 2011 and 2010, respectively.

Grants to MesoCoat from the U.S. Department of Energy were $519,098 and $194,000 for the years ended May 31, 2010 and 2009, respectively. Grants to MesoCoat from state government grants were $77,901 and $12,530 for the years ended May 31, 2010 and 2009, respectively. MesoCoats revenues from end users $10,957 and $12,965 were realized for the years ended May 31, 2010 and 2009, respectively.”

Management’s Discussion and Analysis of Financial Condition, page 22

21.       Please tell us why you have limited your disclosure to MesoCoat and have not addressed your         (i.e., Abakan's) financial condition and results of operations.

Response

            We have revised our disclosure of management’s discussion and analysis of financial condition       beginning on page 26 to address Abakan’s financial condition and results of operation in the    filing.

Growth Strategy, page 24

22.       Please disclose the amount of financing required for MesoCoat to achieve its growth strategy over the next five years.

Response

We have revised our disclosure on page 27 under the title Growth Strategy to disclose the amount of financing required for MesoCoat to achieve its growth strategy over the next five years as follows:

“Growth Strategy

The Company intends to help MesoCoat grow rapidly over the next five years through the use of project and investor financing. The Company has two growth strategies: i) a conservative or “organic” strategy which requires a further $16,000,000 and ii) a moderate strategy which requires early market acceptance and $45,000,000 to $50,000,000 (dependent on the level of cash flow achieved and the level of project debt financing secured). On realizing sufficient financing, MesoCoat plans to open between six and fifteen operating plants worldwide within five years. Given the wide range of the scenario assumptions, the growth strategy depends largely upon the successful execution of the marketing plans for both CermaClad™ and PComP™. Given our strategy of targeting strategic global regions with multiple potential clients, it is feasible for us to meet our expectations. However, the Company will carefully monitor the risks associated with achieving the goals in each scenario to ensure MesoCoat can meet client expectations while remaining financially solvent.”

Results of Operations, page 25

23.       Please disclose the principal provisions, including duration or term, of MesoCoat's exclusive supply agreement with Mattson Technology, Inc. Further, please tell us what consideration Abakan has given to filing the agreement as an exhibit to the Form 8-K. See Item 601 (b)(10) of Regulation S-K.

Response

            We have revised our disclosure on page 11 to summarize the principal provisions, including the       term of MesoCoat’s exclusivity agreement with Mattson Technology, Inc. as follows:

“MesoCoat's exclusivity agreement with Mattson Technology, Inc.

Mattson Technology, Inc. (“Mattson”) is the developer and manufacturer of the Vortek™ high power plasma arc lamps, and is a high energy plasma arc lamp developer.  The principal provisions of an exclusivity agreement dated April 7, 2011 between MesoCoat and Mattson Technology, Inc. are as follows:

•         Mattson has provided the exclusive right and license to MesoCoat to use the high      intensity Vortek lamp in MesoCoat’s products in the wear reducing and corrosion             resistant coatings, claddings and related surface treatments market.

•         The exclusivity period runs to the end of 2017 and is conditional on an escalating     minimum number of 5 lamps being ordered on an annual basis starting in 2012.

•         In return for these rights MesoCoat will pay to Mattson a fee of $2 million in five equal        installments starting from the date of the successful performance of the first unit.

•         Included in this agreement is a sliding scale price discount based upon the number of           units to be ordered each year.

•         A supply agreement between the two parties is currently being negotiated to fully      complete some of the detailed commercial points of this relationship.”

However, we do not believe that Abakan is required to file the exclusivity agreement as an exhibit since it contains trade secrets and/or commercial or financial information obtained from a person [that is] privileged or confidential. Therefore, we are requesting confidential treatment made pursuant to Rule 406 of the Securities Act and Rule 24b-2 of the Exchange Act.

Revenues, page 25

24.       Please revise to describe more fully the source of your grant revenues for each period, why the amount of grant revenues changed from period to period, and the extent to which you expect to continue receiving grant revenues in future periods.

Response

            We have revised our MD&A section under the title Revenues – MesoCoat beginning on page 30      as follows:

“Revenues for the three month period ended February 28, 2011 were $757,589 as compared to $102,952 for the three month period ended February 28, 2010, an increase of 636%. Revenues for the nine month period ended February 28, 2011 were $1,342,094 as compared to $313,305 for the nine month period ended February 28, 2010, an increase of 328%. The increase in revenues for the three and nine month periods ended February 28, 2011 over the comparative three and nine month periods can be primarily attributed to the increase in contract and grant funds from the U.S. department of energy and the realization of contract and grant revenue from the U.S. department of commerce. The increase is due both to the expansion of our research and development activities that have enabled us to procure more work tempered by the volatile nature of grant or contract revenues that depend to a large extent on the availability of public funding.

Revenues for the year ending May 31, 2010 were $607,956 as compared to $219,496 for the year ending May 31, 2009, an increase of 177%. The increase in revenues over the comparative annual        periods can be primarily attributed to increases in contract and grant revenues from both the U.S. department of energy and the Edison Material Technology Center.

MesoCoat expects that the amount of revenue realized from contract and grant revenue will continue to be volatile in future periods since our current grant work has different expiration dates extending through 2014 and its commercialization efforts, related to the introduction of its technologies, are yet to be brought to market.”

Gross Profit / Loss, page 26

25.       We note that there have been significant fluctuations in the amounts of gross profit/loss generated each period and that in some periods your costs of revenues do not appear to increase or decrease in tandem with changes in your revenues. Please revise to explain more fully the reasons for fluctuations in your gross profit/loss for each period presented, and where applicable also explain why changes in your costs of revenues and gross profit/loss are not consistent with changes in your revenues during the same period.

Response

We have revised our MD&A section under the title Gross Profit/Loss – MesoCoat on page 31 as follows:

“Gross profit for the three month period ended February 28, 2011 was $207,426 as compared to a gross loss of $168,607 for the three month period ended February 28, 2010. Gross loss for the nine month period ended February 28, 2011 was $206,642 as compared to $65,573 for the nine month period ended February 28, 2010, an increase of 215%. The transition to gross profit from gross loss over the comparative three month periods can be primarily attributed to an increase in revenues offset by an increase in the cost of revenues to $550,162 from $271,559. The variation in the cost of revenue as a percentage of revenue during the comparative periods was 73% and 264%, respectively. The fluctuations in the cost of revenue over the comparative three month periods is due to the completion of work in the three month period ended February 28, 2010 that was initially expected to be billed as revenue but was ultimately deemed un-billable. The increase in gross loss over the comparative nine month periods can be primarily attributed to the increase in the cost of revenues to $1,548,736 from $378,878 over the periods due to the increase in revenue. The variation in the cost of revenue as a percentage of revenue during the periods was 115% and 121%, respectively. The fluctuations in the cost of revenue over the comparative nine month periods is due to the completion of work in the nine month period ended February 28, 2010 that was initially expected to be billed as revenue that was ultimately deemed un-billable

Gross loss for the year ending May 31, 2010 was $69,052 as compared to gross profit of $94,419 for the year ending May 31, 2009. The transition to gross loss from gross profit over the comparative annual periods can be primarily attributed to an increase in revenues with a larger increase in the cost of revenues to $677,008 from $125,077. The variation in the cost of revenue as a percentage of revenue during the periods was 111% and 57%, respectively. The fluctuation in the cost of revenue over the comparative annual periods is due to the completion of work in the twelve month period ended May 31, 2010 that was initially expected to be billed as revenue but was ultimately deemed un-billable.”

Liquidity and Capital Resources, page 27

26.       We note that although you have no lines of credit or other bank financing arrangements in place, you have plans for significant purchases of plant and equipment in connection with the construction of a new manufacturing facility. Please revise to disclose the amount of material commitments you had related to the construction of the new manufacturing facility as of February 28, 2011. Please also disclose how you expect to fund these commitments in the absence of existing lines of credit or other bank financing arrangements.

Response

We have revised our MD&A section under the title Liquidity and Capital Resources – MesoCoat  on page 34 as follows:

“MesoCoat has obtained verbal commitments for future capital expenditures from the Company and Powdermet to fund any shortfalls (including plant and equipment) in the construction of its new manufacturing facility should we not be able to raise funds in the normal course of business. Further, MesoCoat expects to secure a $1,000,000 loan from the Ohio Third Frontier program that could be drawn down at any time in connection with the construction of its new manufacturing facility should this be necessary to complete the building.”

27.       We note the disclosure that MesoCoat has entered into an employment agreement with its     President. Please identify MesoCoat's president, state the president's salary, and specify the     milestones that must be achieved for the president's salary to increase. Further, please tell us what        consideration Abakan has given to filing the employment agreement as an exhibit to the Form 8-            K. See Item 601 (h)(l0) of Regulation S-K.

Response

We have revised our MD&A section under the title Liquidity and Capital Resources– MesoCoat  on page 35 follows:

“MesoCoat has entered into an employment agreement with its president, Andrew Sherman that provides for an initial three year term, effective December 1, 2009, followed by two successive one year terms, that includes a $500 per month car allowance and a salary      of $120,000 that increases with the achievement of certain milestones as follows:

i)                    to $11,000 per month upon execution of the 51% option by Abakan;

ii)                  to $12,000 per month upon the execution of the 75% option by Abakan;

iii)                to $14,000 upon the commercialization of either the FARCoat or the HVOF                                            application equipment; and

iv)                to $15,000 per month upon the commercialization of both the FARCoat and                                                 the HVOF application equipment.

Mr. Sherman’s employment agreement also provides for his prospective participation in MesoCoat’s stock option plan and is subject to an annual performance review.”

We have filed Mr. Sherman’s employment agreement with the Company’s Form 10-K for the period ended May 31, 2011 and have incorporated that filing into our amended Form 8-K/A.

Properties, page 30

28.       Please tell us what consideration Abakan has given to filing the lease agreements for the offices in Miami, Florida and the research and development space in Euclid, Ohio as exhibits to the Form 8-K. See Item 601(b)(10) of Regulation S-K.

Response

We write to advise the Commission that the Company’s lease agreement for its office in Miami, Florida is verbal and agreed on a month to month basis. Accordingly, we have revised the first paragraph under Item.3 Properties on page 38 as follows:

“The Company maintains 800 sq. ft. of executive office space at 2665 S. Bayshore Drive, Suite 450, Miami, Florida, 33133 on a month to month basis at a cost of $2,213 a month paid to Prosper Financial, Inc., a related party. The Company does not believe that it will need to maintain a larger office at any time in the foreseeable future in order to carry out its operations.”

We have filed Powdermet’s lease agreement for the research and development space in Euclid, Ohio with the Company’s Form 10-K for the period ended May 31, 2011 and have incorporated that filing into our amended Form 8-K/A. Accordingly, we have revised the second and third paragraphs under Item 3. Properties as follows:

“Powdermet maintains 48,000 sq. ft. of research and development space located at 24112 Rockwell Drive, Euclid, Ohio 44117. The cost of the lease is $13,500 per month paid to Sherman Properties LLC., a related party and the term of the lease runs through May 31, 2020 with the right to sub-lease the premises.

MesoCoat maintains 22,000 sq. feet of the research and development space located at 24112 Rockwell Drive, Euclid, Ohio 44117 of that space leased by Powdermet on a sub-lease basis. The cost of the sub-lease for MesoCoat is $6,700 paid to Powdermet on a month to month basis.”

Directors and Executive Officers, page 33: Other Key Personnel, page 39

29.       Please describe briefly the business experience of Messrs. Robert H. Miller, Mark W.           Sullivan, James S.B. Chew, Andrew J. Sherman, and John Neukirchen during the past five years.      See Item 5.02(c)(2) of Form 8-K and Item 401(e) of Regulation S-K.

Response:

            We have revised our disclosure beginning on page 41 to briefly describe the business           experience of Messrs. Robert H. Miller, Mark W. Sullivan, James S.B. Chew, Andrew J.     Sherman, and John Neukirchen during the past five years as follows:

“Business Experience

The following is a brief account of the business experience of our directors, executive officers, and other significant employees, including their background occupations and employment over the past five years. We also provide the responsibilities and qualifications of our executive officers and other significant employees and the qualifications of our directors. The following includes other directorships in public companies over the past five years of our directors. Except as otherwise noted, none of the following referenced organizations are affiliates of the Company.

Robert H. Miller was appointed as a member of the board of directors and as the Company’s chief executive officer on December 8, 2009.

Background:

From 2007 until the present Mr. Miller has been a director (and was an early investor) of Lifespan Biosciences Inc., a company commercializing proprietary antibodies, providing immune histochemistry services and developing localization databases. Since 2009 he has served as an officer and director of Sonnen Corporation, a company involved in the research and development of a novel process for energy generation consisting of specific materials and proprietary material combinations. (Mr. Miller is the beneficial owner of more than five percent of Sonnen’s common stock.) From 2002 to present, Mr. Miller has been a consultant to Prosper Financial, Inc., a management company that provides financial and corporate consulting services to start-up companies. Between 1998 and 2000 he was a director and financier of Zmax Corporation, a "y2k" company. From 1997 to 2002 Mr. Miller was the president of Stamford International whose principal subsidiary, Nanovation Technologies Inc., was a developer of nano-sized fiber-optic products and he served as director of Nanovation between 1998 and 2001. In 1992 Mr. Miller was the founder and president of Crystallex International Corporation and he served as the company’s Chairman between 1992 and 1996. Between 1988 and 1992 he was the principal financier and consultant to Asiamerica Equities Inc., a NASDAQ listed merchant bank.

Officer and Director Responsibilities and Qualifications:

Mr. Miller is responsible for the overall management of the Company and is involved in many of the Company’s day-to-day operations. He is the Company’s primary leader, communicator and fundraiser.

Mr. Miller has worked as officer and director of many early-stage companies for almost three decades and has participated as the principal investor in over 50 business ventures. He has founded corporations, listed numerous companies on the NASDAQ and the Toronto Stock Exchange, worked full-time with and as a consultant to numerous startups.

Other Public Company Directorships in the Last Five Years:

Mr. Miller has been a director of Sonnen Corporation since 2009.

Mark W. Sullivan was appointed as the Company’s chief financial officer and principal accounting officer on May 11, 2011. Concurrently he was appointed to serve as director of MesoCoat (subsidiary in which the Company holds a majority interest) and Powdermet (subsidiary in which the Company holds a minority interest).

Business Experience:

Between 2002 and 2011 he was President of DQS, Inc, a company involved in territory franchise development. During 2000 and 2001 he was the Vice President of Finance with VIAD Corp., a publicly traded company (NYSE: VVI) in the field of international manufacturing of industrial exhibits. Between 1992 and 2000 he was Chief Financial Officer of Creative Productions (which was bought by VIAD) and during 1991 and 1992 he was their Financial Controller. His experience also includes being the Financial Controller between 1988 and 1991of J H Water Systems, Inc., an environmental construction firm specializing in synthetic liners in reservoirs and landfills and between 1987 and 1988 as an accountant/auditor with Schneider Downs & Company, Inc., Certified Public Accountants.

Officer Responsibilities and Qualifications:

Mr. Sullivan is responsible for managing the financial risks of the Company. He also provides our financial planning and our record keeper. He works with accountants to review financial reports and assists in the preparation of our annual and interim financial statements. He also is responsible for the Company’s periodic financial reporting to our CEO and the board of directors.

Mr. Sullivan has over 25 years of experience in the disciplines of executive management, strategic planning, finance, accounting, human resources, operations, administration, treasury, legal, sales, and plant and facilities management. He has been the owner and operator of numerous businesses specializing in franchise territory development and turnarounds. Mr. Sullivan has served as an adjunct professor at Saint Vincent College in Latrobe, Pennsylvania, teaching corporate finance, accounting, and financial analysis to third and fourth year students. Finally, Mr. Sullivan is a CPA. He received an MBA and MS in Management Information Systems from the University of Pittsburgh and BS in Accounting from Saint Vincent College.

Hermann Buschor was appointed as a member of the board of directors on April 30, 2010 and is the Company’s Vice-President of Business Development.

Business Experience:

From February 2007 until the present Mr. Buschor has worked as director of marketing for Socotherm-LaBarge LLC, a company that provides coatings and insulation for deepwater pipelines and onshore gas transmission lines. Between 1999 and 2006 he worked as a sales manager for Tenaris Global Services (USA) Corp., a company that supplies pipelines for deepwater projects.

Director and Significant Employee Responsibilities and Qualifications:

As the Company’s Vice-President of Business Development, Mr. Buschor is responsible for setting the Company’s strategic direction. He spends much of his time spearheading and managing business development initiatives. He is also responsible for developing the Company’s revenue streams through the management and coordination of contracts and customer generation.

Mr. Buschor has over 35 years of international business development experience in the oil and gas pipeline industry and related coating applications. Experienced in the global marketplace, Mr. Buschor’s career has taken him around the world. He has worked with the world’s leading oil and gas companies in Russia, Indonesia, Malaysia, Europe, Africa, South America, and throughout United States and Canada. Mr. Buschor is a graduate of Zurich Trade School, Switzerland, and has studied Financial Analysis and Marketing at New York University.

Other Public Company Directorships in the Last Five Years:

None.

James S. B. Chew was appointed as a member of the board of directors on August 20, 2010.

Business Experience:

Since 2010, Mr. Chew has been Vice President of Business Development at MesoCoat, the Company’s subsidiary. He has twenty-nine years of experience in the aerospace, automotive, and education fields.

Prior to joining Mesocoat, Mr. Chew served as a propulsion engineer for Boeing Aerospace Company (1984-1986), senior engineer for SPARTA (1986-1988), program manager for Air Force Rocket Propulsion Lab (1988-1990), Director of Rocket Propulsion Technology Plans and Programs for the Air Force Phillips Laboratory (1991-1993), Assistant Staff Specialist for Weapons Technology for the Office of the Secretary of Defense (1993-1998), and the Deputy Director of Air and Surface Weapons Technology for the Office of Naval Research (1998-2000). Mr. Chew also served as Exide’s  (Nasdaq:XIDE)Vice President for the Military and Specialty Global Business Unit (2000-2002), Product Marketing Consultant for the Dodge Division of Chrysler Corporation (1986-2000), QWIPTECH’s Chief Operating Officer (2001-2002), General Motor’s American Tuner Program Manager (2000-2002),  T/J Technologies Chief Operating Officer (2002-2004) , Vice President, Science and Technology, ATK (NYSE: ATK) (2004-2009), and SAIC’s (NYSE: SAI) Vice President, Space Systems Development Division (2009-2010).

Director Qualifications:

Mr. Chew earned a lifetime California State Community College teaching credential in engineering. He earned his Bachelor of Science degree in Mechanical Engineering from the California State Polytechnic University, Pomona and a Master of Science degree in Systems Management from the University of Southern California. Mr, Chew is a graduate of the Stanford Executive Engineering Program and the Defense Systems Management College Advanced Program Management Program. He is a DoD Level 3 certified acquisition professional and a DoD Level 3 System, Planning, Development, Research and Engineering professional. He was recognized as the 2009 College of Engineering Distinguished Alumnus by his undergraduate alma mater.

Other Public Company Directorships in the Last Five Years:

None.

Andrew J. Sherman was appointed as a member of the board of directors on August 20, 2010.

Business Experience:

From 1996 until the present Mr. Sherman has served as CEO for Powdermet and from 2007 until the present he has served as CEO of MesoCoat (both of which are the Company’s subsidiaries). Between 1986and 1996 Mr. Sherman was Chief Metallurgist and New Business Development Manager for Ultramet, Inc., a leading Chemical Vapor Deposition (CVD) company, in Pacoima, California, where his technical and business developments resulted in a 10-fold growth in company revenues and the creation of three spinouts (including a $100M plus exit). Mr. Sherman’s developments have been the basis for the formation of eight successful companies to date.

Director Qualifications:

Mr. Sherman brings his 25 years of experience in the nano-engineered coatings field (including an intimate knowledge of both MesoCoat and Powermet) and his entrepreneurial spirit to the board of directors.

Additionally, Mr. Sherman was appointed to the United States Department of Energy’s Hydrogen Safety Panel and has served on the review panel since 2006.  Panel duties include interfacing with codes and standards, accident investigations, site reviews, H2 (hydrogen) project reviews, and H2 information and training, education, and best practices development. He received an M.Sc. and B.Sc. in Ceramic Engineering and a B.Sc. in Chemical Engineering from Ohio State University. He has also authored more than 95 papers and presentations on ceramics, metallurgy and composite powder coatings and was recognized with the 2000 R&D 100 award for his patented nano powder production and is a 2009 Ernst and Young entrepreneur of the year finalist.

Other Public Company Directorships in the Last Five Years:

None.

Theodore Sarniak III was appointed as a member of the board of directors on May 11, 2011.

Business Experience:

From 1976 until the present Mr. Sarniak has been Chief Executive Officer of Jeannette Specialty Glass. During his tenure he changed the company’s product mix and production technologies eight times to be competitive in the ever changing market place. This evolution resulted in a company sales force that covers the United States, Canada, and Europe. From 1990 to 1993 Mr. Sarniak served as the Chief Executive Officer and lead investor of Startron Inc., a night vision manufacturing plant that supplied the U.S. military with state of the art equipment.  From 1983 to 1987 he was the Chief Executive Officer of Jeannette Shade Inc., a company involved in the development and production of light weight vests and armored vehicles which stop the penetration of armor piercing projectiles.

Director Qualifications:

Mr. Sarniak brings independent oversight and a deep scientific and entrepreneurial background to the Company. Prior to joining Jeannette Specialty Glass, he had a very successful career in engineering, research and development, and new product development.  He has also received many U.S. patents involving chemical and scratch resistant products that are presently being sold throughout the world.

Other Public Company Directorships in the Last Five Years:

None.

John Neukirchen was appointed as the Company’s VP of Business Development Oil and Gas in April 2010.

Business Experience:

Since July 2008, Mr. Neukirchen has served as technical director and business manager of Polythermics, LLC, where he has directed the R&D and market introduction of a unique and highly successful line of thermoplastic coating materials and equipment for the oil and gas and mining industries. (On August 25, 2011, the Company entered into an Assignment Agreement to transfer a distribution agreement granted to Polythermics, LLC to the Company providing it with the exclusive right to distribute MesoCoat’s products intended for application specific to the oil and gas pipeline industry.)  Mr Neukirchen has been program director and technical liaison on a number of successful, high profile developmental projects, including the following:

•         JSF capable next generation landing and service deck coating for US Navy aircraft carriers for the Office of Naval Research (between October 2004 and July 2008.)

•         Advanced underbody and under topical armor coating of US Marine vehicles for the Office of Naval Research (between October 2004 and July 2008.)

•         Advanced plastic coating system for liquid and gray water storage tanks in US navy vessels for the Office of Naval Research (between October 2004 and July 2008.)

•         Advanced plastic coating systems for high impact and corrosion service protection of dam and flood gates for the U.S. Army Corps of Engineers (between February 2005 and August 2007.)

•         Corrosion restoration of pile support structures and seawalls under Delta Pier US Naval Base Bangor Washington and US Coast Guard Ketchikan Alaska (November 1996 to December 1999.)

•         Consultant, coatings engineer, and supply of primary and secondary chemical containment coatings for all tanks and structures for 5 Boeing facilities (between June 1994 and September 1998)

•         Manager, coatings liaison, and supply of primary and secondary chemical containment coatings for tanks and structures under Westinghouse Hanford contract, Hanford Washington (between June 1994 and January 1997)

•         Managing consultant, coatings and supply of all primary structure and marine corrosion coatings Longbeach, California Terminal Island Expansion and Coal Port Construction for Kajima E&C (between October 1992 and June 1994).

Significant Employee Responsibilities and Qualifications:

Mr. Neukirchen is responsible for managing the sale MesoCoat’s pipeline coatings. He has over 25 years of business and project management experience, specializing in advanced corrosion protection technologies. Along with his BA degree in Business Management, Mr. Neukirchen has a strong background in Mechanical and Electrical Engineering.”

Executive Compensation, page 40

30.       Please file any compensatory plan, contract or arrangement with any named executive officer as an exhibit to the Form 8-K. See Item 610(b)(10) of Regulation S-K. We note the disclosure in "Certain Relationships and Related Transactions, and Director Independence" on page 44 that Abakan entered into a consulting agreement with Mr. Robert H. Miller to perform the duties of chief executive officer on December 1, 2009 and into an employment agreement with Mr. Mark W. Sullivan upon his appointment as chief financial officer and principal accounting officer on May 11, 2011.

Response

We have filed the Company’s consulting agreement with Robert Miller its chief executive officer and the Company’s employment agreement with Mark Sullivan its chief financial officer and principal accounting officer with the Company’s Form 10-K for the period ended May 31, 2011 and have incorporated that filing into our amended Form 8-K/A.

Certain Relationships and Related Transactions, and Director Independence, page 44

31.       In the second paragraph, please identify the company controlled by Ms. Maria C. Maz with whom Abakan entered into a consulting agreement on December 1, 2009. Please file the agreement as an exhibit to the Form 8-K. See Item 601 (b)(1 0) of Regulation S-K.

Response

            We have revised our disclosure on page 54 to identify Prosper Financial,       Inc. as the entity with   which Abakan entered into a consulting agreement on December 1, 2009. We have further             identified Prosper Financial, Inc. in the notes to the Executive CompensationTable on page 51.

            We have filed the Company’s consulting agreement with Prosper Financial, Inc. dated December     1, 2009 with the Company’s Form 10-K for the period ended May 31, 2011 and have           incorporated that filing into our amended Form 8-K/A.

32.       In the fifth paragraph, please identify the company to whom a loan was provided     on March 1. 2010 and identify the company to whom a loan was provided on April 21, 2010. Further, please identify the related party who owns the two companies.

Response

We have revised our disclosure on page 54 to identify Polythermics, LLC as the company to whom a loan was provided on March 1, 2010 and April 21, 2010 as follows:

“On March 1, 2010, in anticipation of entering into a service agreement, a loan of $25,000 paying 10% interest per annum payable by February 26, 2011 was provided to Polythermics LLC, a company related to John Neukirchen, one of the Company’s key personnel. The loan remains outstanding.

On April 21, 2010, in anticipation of entering into a service agreement, a loan of $25,000 paying 10% interest per annum payable by April 16, 2011 was provided to Polytherm Technologies LLC, a company related to John Neukirchen, one of the Company’s key personnel. The loan remains outstanding.”

33.       In the sixth paragraph, please identify the related company with whom Abakan entered into a note receivable on April 29, 2010.

Response

We have revised our disclosure on page 54 to identify Sonnen Corporation, a company related to Robert Miller based on his service as its chief executive officer and one of its directors and based on his stockholding in that company, as the company to whom a loan was provided on April 29, 2010 as follows:

“On April 29, 2010, we provided a non-collaterized note receivable on an interest free basis in the amount of $8,500 payable on demand to Sonnen Corporation, a company related to Robert Miller based on his service as its chief executive officer and as one of its directors and based on his stockholding in the company. The outstanding amount was paid in full as of May 31, 2010.”

34.       In the eighth paragraph, please identify the related company with whom Abakan entered into a note receivable on February 10, 2010 and a consulting agreement after the period ending February 28, 2010. Further, please tell us what consideration Abakan has given to filing the consulting agreement as an exhibit to the Form 8-K. See Item 60 l(b)(10) of Regulation S-K.

Response

We have revised our disclosure on page 54 to identify Sonnen Corporation, a company related to Robert Miller based on his service as its chief executive officer and as one of its directors and based on his stockholding in the company, as the company to whom a loan was provided on February 10, 2010 and as the company with which a consulting agreement was entered into as follows:

“On February 10, 2010, we provided a non-collaterized note receivable on an interest free basis pursuant to which we loaned $41,491 payable on demand to Sonnen Corporation, a company related to Robert Miller based on his service as its chief executive officer and as one of its directors and stockholders. The outstanding amount was paid in full as of May 31, 2010.”

 “On March 17, 2010 we entered into a consulting agreement with Sonnen Corporation, a company related to Robert Miller based on his service as its chief executive officer and one of its directors and based on his stockholding in the company, in order to gain access to a group of experts that provided consulting services in the field of coatings, in exchange for $50,000. We also agreed to apply the consideration for the consulting agreement against the amount owed by Sonnen Corporation to the Company in connection with the non-collaterized note receivables dated February 10, 2010 and April 29, 2011 which were paid in full as of May 31, 2010 with the balance due Sonnen Corporation paid in cash.”

We have filed the Company’s consulting agreement with Sonnen Corporation dated March 17, 2010 with the Company’s Form 10-K for the period ended May 31, 2011 and have incorporated that filing into our amended Form 8-K/A.

Legal Proceedings, page 45

35.       We note the disclosure on page 14 that Powdermet has initiated proceedings against the owner of a firm who allegedly stole MesoCoat's trade secrets and used patented formulas to develop a similar syntactic metal composite that has been sold to a couple of large industrial firms. With a view towards disclosure, please tell us the name of the court in which the proceedings are pending, the date instituted, the principal parties, and the relief sought.

Response

            We have deleted the reference to legal proceedings once on page 14 and have revised our disclosure under Item 8. Legal Proceedings on page 55 as follows:

“Legal proceedings were initiated by Powdermet against Dean M. Baker and Advanced Powder Solutions (APS), Inc. et al (“Baker”) in July of 2006 in the Superior Court of the State of California, County of Los Angeles. The claims alleged violation of the Uniform Trade Secrets Act, misappropriation of trade secrets, breach of contract, conversion and intentional interference with prospective business advantage. The claim sought damages of $10,000,000 and punitive damages of $20,000,000 plus the legal fees incurred in prosecuting the suit. The suit was taken to jury trial on March 17, 2011 and on May 12, 2011 a jury verdict was rendered but no damages were awarded. Under California law the decision resulted in the award of $18,141 in court costs to Baker. Powdermet is now evaluating the prospect of further legal action related to this case.”

Preferred Stock, page 46

36.       Please clarify in the first sentence, if true, that no preferred shares were issued and   outstanding as of July 13, 2011.

Response

            We have revised our disclosure as it pertains to preferred shares on page 56 as follows:

“As of July 13, 2011, there were 50,000,000 shares of preferred stock, par value $0.0001 authorized of which none were outstanding. The Company’s preferred stock may have such rights, preferences and designations and may be issued in such series as determined by the board of directors.”

Convertible Securities, page 48

37.       Please clarify in the last sentence that the maturity dates of the notes are three years from the           date of the issuance of the notes, April 13, 2011 and March 17, 2011.

Response

            We have revised our disclosure as it pertains to the maturity dates of the notes and added some        additional information on page 58 as follows:

“Convertible Securities

“As of July 13, 2011, the Company has three securities convertible into the shares of its common stock for an aggregate total of $2,700,000, bearing an interest rate of 5% per annum. The notes are convertible at $1.00 per conversion unit, which consists of one share of our common stock and one-half share warrant to purchase an additional share at $1.50 per share, with an expiration date of two years following the conversion date. The maturity dates of these notes are two years from the date of issuance, March 17, 2013, April 13, 2013 and June 7, 2013 respectively.”

Recent Sales of Unregistered Securities, page 49

38.       In the second paragraph, please state the value of the 60,000 shares of common stock issued           to Mr. Mark W. Sullivan on May 11, 2011. See Item 701(c) of Regulation S-K.

Response

We have revised our disclosure as it pertains to value attached to the 60,000 shares of common stock issued to Mr. Sullivan on May 11, 2011 on page 59 as follows:

“On May 11, 2011 the board of directors of the Company authorized the issuance of 60,000 shares of its common stock to Mark W. Sullivan, valued at $0.82 or in the aggregate $42,900, as a signing bonus to become chief financial officer and principal accounting officer of the Company, which authorization was made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act.”

Exhibits

39.       We note that exhibits 10(X), 99(i), 99(ii), 99(iii), and 99(iv) are tagged as exhibits 10, 99, 99,           99, and 99 on the EDGAR system. In future filings, please ensure that each exhibit is tagged on             the EDGAR system with the same number as that shown on the face of the exhibit.

Response

We ensure that in future filings each exhibit will be tagged on the EDGAR system with the same number as that shown on the face of the exhibit.

Exhibit 21

40.       In future filings, please list the state or other jurisdiction of incorporation or organization of             each subsidiary. See Item 601(b)(21) of Regulation S-K.

Response

We have revised Exhibit 21 to include the state or other jurisdiction of incorporation or organization of each subsidiary which we have filed with the Company’s Form 10-K for the period ended May 31, 2011 and will continue to include the state or other jurisdiction of incorporation or organization of each subsidiary in future filings. We have incorporated the revised Exhibit 21 filing into our amended Form 8-K/A.

Exhibit 99(i) -MesoCoat, Inc. Unaudited Financial Statements, page 1

General

41.       Please address each of our comments below regarding your MesoCoat audited financial       statements in these interim financial statements as well.

Response

            We will address each of your comments below regarding our MesoCoat audited financial     statements in its interim financial statements as well.

Condensed Balance Sheets, page 2

42.       The column heading of your May 31, 2010 balance sheet indicates that these amounts are    audited. Since none of the amounts are covered by an audit report when they are presented in      your interim financial statements for the period ended February 28, 2011, you should not imply          that the May 31, 2010 balance sheet amounts are audited. Please revise to refer to both the May 31, 2010 and February 28, 2011 balance sheets as being unaudited.

Response

            We have revised the indicated MesoCoat balance sheets to remove the references to audited             amounts.

Unaudited Condensed Statements of Cash Flows, page 4

43.       We note from your disclosures on page 7 that your construction in process balance increased           by more than $500,000 during the nine months ended February 28, 2011. Please confirm that all       payables attributable to construction in progress were paid during the nine months ended       February 28, 2011. To the extent that any amounts remained unpaid as of February 28, 2011,    please revise your unaudited condensed statement of cash flows to reflect these amounts as non-          cash investing activities.

Response

We can confirm that some of the payables attributed to construction in progress were not paid during the nine months ended February 28, 2011. Further, we have revised MesoCoat’s unaudited condensed statements of cash flows to reflect these unpaid amounts as non-cash investing activities, as follows:

Purchase of construction in progress
Construction in progress	$ (125,804)	$ (125,804)
Accounts payable	125,804	125,804
	$ -	$ -

Note H -Short-Term Debt, page 8

44.       Please tell us how you considered that it was appropriate to continue classifying your           convertible promissory notes as debt as of February 28, 2011 in light of the conversion feature and acceleration clauses. Please also tell us how you determined that it was appropriate to accrete       the BCF and contingent loss liability over the life of the note. Finally, please also disclose the    extent to which the note holder has expressed any intention of converting any portion of the        convertible promissory notes or accrued interest into common stock and/ or accelerating the due             date of the notes.

Response

We continue to classify the convertible debt as a liability on MesoCoat’s balance sheets because the conversion of the debt has not been exercised by the note holder. We believe that the presentation of the note payable, the associated acceleration amount, and the BCF is the most conservative presentation available. The note holder is granted a window of time to convert its note when a trigger event occurs, such as an equity purchase or a change of control. When we made our initial investment in Mesocoat, the noteholder declined to convert its note into equity. Since we were planning to exercise the next option tier for investment in Mesocoat, there would be another opportunity for the note holder to call and convert its note into equity. To present the most conservative approach, we accrued for the possible acceleration multiple, and then determined the BCF amount and limited the amounts combined to the face value of the note. We amortized these amounts over the remaining life of the note in accordance with FASB ASC 470-20.

Note N -Patent License Agreement, page 12

45.       Please revise to describe more fully the terms of your patent license agreement, including the           following:

            •     The specific time periods during which you are required to meet the requirements related to personnel hours and $350,000 of expenditures.

            •     Your progress towards meeting these requirements as of February 28, 2011 and the implications, if any, that could result from the failure to meet the requirements within specified timeframes.

            •     The extent to which you have paid the $10,000 and $40,000 execution fees.

            •     Explain how you considered the need to recognize an accrual for any contingent liabilities related to this agreement as of February 28, 2011.

Response

            We have revised Note N on page F-8 to describe more fully the terms of MesoCoat’s patent             license agreement as follows:

“The Company has an exclusive commercial patent license agreement with a third party which requires the Company to invest in the research and development of technology and the market for products by committing to a certain level of personnel hours and $350,000 of expenditures, both of these conditions were satisfied in December 2009.

The patent license agreement required a $10,000 execution fee in 2009 and required a $40,000 execution fee upon the achievement of a certain milestone as defined in the agreement. We paid the $10,000 in December 2009 and the $40,000 in July 2010.

The patent license agreement requires royalty payments equal to 2.5% of net sales of the product sold by the Company beginning after the first commercial sale. For the first calendar year after the achievement of a certain milestone and the following two calendar years during the term of            the agreement, the Company will pay a minimum annual royalty payment of $10,000, $15,000 and $20,000 respectively. No royalty payments have been made through February 28, 2011. As of the period ended February 28, 2011, we have completed all required payments and actions, and are not in default of the agreement.”

Exhibit 99(ii) -MesoCoat, Inc. Audited Financial Statements, page 1

Note A -Summary of Significant Accounting Policies, page 7

General

46.       We note that your "other" general and administrative expenses represented nearly 29% of    total expenses for the year ended May 31, 2010 and therefore appear significant to your current           business. Please disclose in greater detail the types of costs included in other general and             administrative expenses.

Response

            We have reexamined MesoCoat’s details and determined that no one line item is greater than            10% of our net loss total, but in the aggregate totals 29%. Accordingly we do not believe it          necessary to disclose in any greater detail those previously disclosed amounts.

Advertising Expenses, page 10

47.       Please disclose the total amount charged to advertising expense for each period presented.    Please refer to ASC 720-35-50.

Response

            We have revised MesoCoat’s disclosure of Advertising Expenses on page F-10 as follows:

“Advertising costs are expensed as incurred. Advertising expenses are $19,522 and $2,385 for the years ended May 31, 2010 and 2009, respectively, and are included in general and administrative expense in the accompanying statement of operations.”

Concentrations of Credit Risk, page 10

48.       Please disclose the amounts by which the cash balances on deposit exceed FDIC limits as of            each balance sheet date. Please refer to Section 2110.06 of the AICPA.

Response

            We revised MesoCoat’s disclosure of Concentrations of Credit Risk on page F-10 as follows:

“Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivables. Cash and cash equivalents, as reflected in the banks' records, are insured by the Federal Deposit Insurance Corporation up to limits as proscribed. We maintain our cash balances at two financial institutions and had balances in excess of FDIC insurance of $679,716 and $0 as of May 31, 2010 and 2009, respectively. With regards to accounts receivable, the Company received funding from three grants that comprised 70% of its revenues for the year ended May 31, 2010. Related party sales for contracted services represented 30% of revenues for the year ended May 31, 2010 and 2% of accounts receivable as of May 31, 2010. At May 31, 2010, the Company had no other significant concentrations of credit risk.”

Evaluation of Subsequent Events, page 11

49.       Since you disclose that you evaluated subsequent events through the date the financial         statements were available to be issued, please revise to disclose that date. Please refer to ASC            855-10-50-1.

Response

            We revised MesoCoat’s disclosure of its evaluation of on page F-11 as follows:

“In accordance with Accounting Standards Codification (ASC) topic 855-10 “Subsequent Events”, the Company has evaluated subsequent events through the date which the financial statements were available to be issued on May 12, 2011. The Company has determined that there were no such events that warrant disclosure or recognition in the financial statements.”

Note E -Short-Term Debt, page 13

50.       Please disclose whether or not your short term and/or long term debt have any financial debt            covenant requirements. If so, please revise to disclose the nature of these covenants requirements       and your compliance status as of the most recent period presented. Please also revise to disclose the implications, if any that would result in the event of non-compliance with your debt covenant      requirements.

Response

We have revised MesoCoat’s disclosure in Note E-Short Term Debt  and Note F-Long Term on pages F-13 and F-14 respectively to disclose that neither the short nor long term debt have any financial debt covenant requirements.

Exhibit 99(iii) -Unaudited Proforma Combined Information, page 1

General

51.       Please revise to remove the column titled "Proforma Combined Abakan, Inc." from all of     your pro forma financial statements. The column is the sum of historical Abakan and MesoCoat financial statements, contains no pro forma adjustments, and could be confusing to a reader.

Response

We have revised our proforma combined information on page F-3, F-4, and F-5 to remove the column titled “Proforma Combined Abakan, Inc.”

52.       Please revise your pro forma information to give effect also to the 41% acquisition of          Powdermet. This should be accomplished by presenting additional pro forma columns to the right       of those currently presented. Please ensure that the pro forma subtotal which includes all of the     pro forma adjustments related to the MesoCoat transactions remains. Then you can present     additional columns to provide the Powdermet adjustments and arrive at another pro forma amount       which includes the impact of all pro forma adjustments for both transactions.

Response

            We have revised our pro forma information to give effect to the 41% acquisition of Powdermet       on pages F-3 and F-4 of our pro forma information.

Unaudited Proforma Condensed Balance Sheets, page 2

53.       Please revise your presentation to present separately each pro forma adjustment on the face of         your unaudited pro forma condensed balance sheet so that it is easier for investors to understand             the impact of each individual adjustment.

Response

            We have revised our presentation to present separately each pro forma adjustment on the face of     our unaudited pro forma condensed balance sheet on page F-3.

54.       Please revise to disclose the amount of historical and pro forma shares outstanding on the face         of the pro forma balance sheet.

Response

We have revised our disclosure to include the amount of historical and pro forma shares outstanding on the face of our pro forma condensed balance sheet on F-3.

55.       Please revise your unaudited pro forma condensed balance sheet and statements of operations         so that your presentation of non-controlling interests is consistent with ASC 810-10-45-15           through 45-21.

Response

            We have revised our unaudited pro forma condensed balance sheet and statements of operations     so that our presentation of non-controlling interest is consistent with ASC 810-10-45-15 through            45-21.

Notes to Proforma Combined Balance Sheets and Statements of Operations, page 5

Business Combination in Stages, page 6

56.       Please tell us how you calculated the book value of Abakan’s 34% investment in MesoCoat to be    $858,144 as of February 28, 2011. We note that your calculation of MesoCoat’s total fair value at       February 28, 2011 is based upon 315,490 shares. It appears that only 229,334 MesoCoat common          shares were outstanding as of February 28, 2011. Please revise to explain the reason for the         difference in shares used in your calculation.

Response

            We calculated the book value of Abakan’s 34% investment in MesoCoat as follows:

Acquisition price for 34% interest                                               $        1,400,030

                                                                                                              1,400,030

Prior Year (May 31, 2010)

    34% Equity in subsidiary loss, May 31, 2010                                     (198,412)                                                                                                                                       (198,412)

Current Year (May 31, 2011)

   34% Equity in subsidiary loss, August 31, 2010                                  (138,814)

   34% Equity in subsidiary loss, November 30, 2010                             (163,781)

   34% Equity in subsidiary loss, February 28, 2011                                 (40,880)                                  (343,474)

Balance, February 28, 2011                                                             $      858,144

The difference in the share amounts are 86,156 shares, which are the shares we purchased as part of our additional 17% acquisition being presented in these pro formas. Before our purchase MesoCoat had 229,334 shares outstanding, and after our purchase MesoCoat had 315,490 shares outstanding.

57.       It appears from your disclosures that you revalued both your original 34% investment and the non-controlling interest of 150,000 shares using the $32.50 per share price that you paid for the 17% controlling interest second step. Since the purchase prices for each step of the MesoCoat acquisition, including future purchase options that have not yet been exercised were included in the agreement when it was just signed, it appears that the $32.50 price per share may not necessarily be representative of the fair value of each MesoCoat share as of the date that you obtained control. Since the MesoCoat shares do not appear to be publicly traded, it is unclear how you determined that $32.50 per share price represented fair value for both the previously held equity interest and the non-controlling interest. This price may not be representative of the value associated with your previously held 34% equity interest since the price paid for the second step acquisition of 17% controlling interest could include a control premium. Furthermore, the price paid for the previously held 34% equity interest could have reflected the fact that synergies were available to the holder of controlling interests at the time but not to you as holder of non-controlling interests at the time. Please tell us how you considered using other valuation techniques and then making any adjustments as necessary to those valuations in order to determine an appropriate fair value of each share as of the date that you obtained control.

Response

All shares are valued at the same fair value no matter when purchased as that is the value at that moment in time. We did not consider a control premium in the option price.  A control premium was not a factor in deciding whether to exercise the option. No option is exercised, no matter the value set, if it is not considered fair value by the time it is due to be executed. Therefore, if the value had not been determined fair the option would have elapsed. Relying on this practical methodology we extended the time frame for exercising the option on at least two occasions to allow for appropriate growth and value. Initially a price was set for the purchase of MesoCoat through the process of open negotiations in an open market.   The point at which supply meets demand is the point at which a price is set. Our intent is to recognize value.  Even though MesoCoat is not publicly traded, our value would likely have dramatically changed one way or the other if the consideration paid had not been considered fair value. Further, we discussed whether any method other than the option price would be considered fair value initially with our accounting personnel and ultimately with our auditors who reviewed our determination of fair value. Using this practical and balanced approach to fair value, management stands by its determination of fair value, which in hindsight appears reasonable.

Please also see our response to Comment 75.

Impairment of Goodwill, page 6

58.       It appears that your calculation of the fair value in excess of book value is based in part upon          book value of ($867,617), which appears to be MesoCoat’s book value as of May 31, 2010.      Please explain why you used this value instead of MesoCoat’s book value as of February 28,   2011. Please also explain how you considered if the reason for the fair value in excess of book      value could have been attributable to any other factors aside from goodwill, such as property and            equipment, patents and licenses, or research and development activities.

Response

We used the May 31, 2010 book value because the proforma financial statements are presented as of the first day of our current fiscal year, which would be June 1, 2010. We believe that this approach is consistent with proforma presentation.  Please note that the proforma period is June 1, 2010 to Feb 28, 2011. We felt it was more accurate to use a beginning period value when you consider that the proforma is a representation of that period from beginning to end.  We did consider other fair market values for the equipment and assets of MesoCoat but upon further analysis we concluded that the carrying book value is a true representation of the fair value of MesoCoat’s assets. Therefore we did not assign any additional value to any of the assets.  In accordance with the equity method of accounting we will review our calculations for each period and make adjustments as necessary.

Explanation of Proforma Adjusting Entries, page 7

59.       Please reconcile in a footnote between the numerators and denominators used in computing             basic and diluted earnings per share or EPS for each period, including pro forma amounts. Please        also disclose by type of potentially dilutive security the number of additional shares that could           potentially dilute pro forma basic EPS in the future that were not included in the computation of          pro forma diluted EPS because to do so would have been anti-dilutive for the periods presented.

Response

We have revised our disclosure to reconcile in a footnote between the numerators and denominators used in computing basic and diluted earnings per share, including pro forma amounts. Further, we have revised our disclosure to disclose by type the potentially dilutive securities that could potentially dilute our pro forma basic EPS in the future on pages F-3 and F-4 of our Pro Forma adjusting entries.

Annual Report on Form l0-K for the Fiscal Year Ended May 31, 2010

Management's Discussion and Analysis of Financial Condition, page 22

60.       Since your investment in MesoCoat represents a significant portion of your business results,             please show us how you will revise your future filings to provide a more substantive discussion, with quantification, of the underlying reasons for the losses incurred by MesoCoat and the extent          to which you expect these losses to continue in future periods.

Response

Since MesoCoat and to a lesser extent Powdermet represent a significant portion of our business results we intend to include in future filings a quantitative breakdown of those amounts contributing to            losses and to differentiate those amounts amongst those operating entities in which we hold an interest.

Operating Expenses page 23

61.       It appears that a significant portion of the reason for your increase in operating expenses during fiscal 2010 is attributable to $586,000 in higher consulting fees. Please show us how you   will revise your future filings to better explain the nature of these consulting fees, why they were so much higher during fiscal 2010 compared to 2009, and the extent to which you expect to incur this level of consulting fee expense to continue in future periods.

Response

            Since consulting fees constitute a significant portion of our operating expenses we intend to             include in future filings a quantitative breakdown of which consulting fees can be attributed to             which entity in which we hold an interest or whether given consulting fees should be attributed            solely to the Company. We also expect to give guidance as to whether consulting fees can be     reduced or will increase in future periods and to track increases with expansion of Company    operations as appropriate.

Financial Statements and Supplementary Data, page 26

Report of Independent Registered Public Accounting Firm, page F-2

62.       Please amend your Form 10-K to include an audit report that also covers the balance sheet as           of May 31, 2009. Please refer to Rule 8-02 of Regulation S-X. When you file your amended Form         10-KlA, please ensure that your updated management certifications are currently dated and refer            to the Form 10-K/A.

Response

            We have amended our Form 10-K/A for the period ended May 31, 2010 to include an audit report   from our prior auditors that covers the balance sheet as of May 31, 2009.

Note 2 -Significant Accounting Policies, page F-7

Earnings (loss) Per Common Share, page F-9

63.       Please disclose by type of potentially dilutive security the number of additional shares that   could potentially dilute basic EPS in the future that were not included in the computation of    diluted EPS because to do so would have been anti-dilutive for the periods presented. Please refer         to ASC 260-10-50-1.

Response

We have revised our disclosure to include a new Note 8 – Earnings-Per-Share Calculation on page F-17 of our Form 10-K/A for the period ended May 31, 2010 to disclose by type of potentially dilutive security the number of additional shares that could potentially dilute basic EPS in the future.

Note 6 -Investment in Non-Controlling Interest, page F-12

64.       We note that your December 2009 investment agreement with MesoCoat and Powdermet     included three options to acquire additional ownership interests in MesoCoat over a period of up     to three years from the date of the original agreement. Please tell us how you considered the need          to assign a value to each of the three options embedded within the agreement and the relevant        accounting literature that you relied upon to support your conclusions.

Response

The need to assign a value to each of the three options is because you cannot buy a percentage of a company without assigning a value to it. We negotiated to buy a 75% interest in MesoCoat for $20,200,000. Our initial payment was $1.4 million, with two options to go to 51% and 75%. We did not want to commit to the full 75% purchase up front. So it is very common to make an initial purchase, watch how the company performs and make a decision after evaluating performance before exercising the next option. If the company has performed well or up to expectations and the market for the target company’s products has not deteriorated you exercise the option you hold. If the company has not performed well by the time the option comes due you have two options; a) not invest further, or b) negotiate a lower/better price for the next option(s). Rather than considering the relevant accounting literature we studied MesoCoat’s current financial condition and its projected ongoing monthly cash needs. Our analysis also focused on how MesoCoat intended to commercialize its products, what its products could do, what solutions did it have for specific markets, what market share could be captured and how realistic were MesoCoat’s projections.

65.       Please revise your future filings to disclose the total number of MesoCoat shares that you     acquired in exchange for your $1.4 million payment.

Response

Our future filings will disclose the total number of MesoCoat shares that the Company acquired in exchange for the $1,400,000 payment to be 79,334.

66.       Please show us how you will revise your future filings to include separate financial statements         for your significant equity investees when material to investors. For example, please tell us    whether or not your Form 10-K for the year ended May 31, 2011 will include separate financial statements for Powdermet, Inc. If not, please tell us how you determined that this investee was not material and also provide us any computations that you performed.

Response

            We do not expect to include separate financial statements for our significant equity investees in       future filings though we do intend to provide summarized financial information for both    MesoCoat and Powdermet at May 31, 2011 as to sales, gross profit, net income (loss) from        continuing operations and net income for significant equity-method investees that constitute           20% or more of a smaller reporting company’s consolidated assets, equity or income from             continuing operations attributable to the smaller reporting company in each reporting period as required by Article 8 of Regulation S-X as follows:

“Note 7 - Investment in non-controlling interest

MesoCoat, Inc.

MesoCoat, Inc. (“MesoCoat”) is an Ohio based nanotechnology materials science business in which the Company holds a thirty four percent (34%) equity interest, 79,334 shares of common stock, with the option to acquire up to a seventy five percent (75%) interest. The following table shows amounts we advanced to MesoCoat which represent deposits on our next stage of investment in their company. These amounts are shown as Investment deposit on MesoCoat investment on the accompanying balance sheets.

Date	Amount
October 25, 2010	$600,000
November 3, 2010	500,000
January 27, 2011	160,000
March 22, 2011	200,000
April 25, 2011	400,000
May 31, 2011	190,000
$2,050,000

On December 8, 2010, we amended the Investment Agreement with MesoCoat to extend the time frame in which we hold the exclusive option to acquire a fully diluted 51% interest in MesoCoat until the later of January 31, 2011 or five business days subsequent to the completion of MesoCoat’s May 31, 2010 audit.

As of May 31, 2011, we have made the above discussed deposits on the next stage of our investment, and we completed our next stage of investment on July 13, 2011, and have acquired an additional 86,156 shares of common stock from MesoCoat in exchange for $2,800,000. Accordingly, in subsequent periods since our ownership has increased to 51% and we can affect control, we will consolidate the financials of MesoCoat into ours.

We have analyzed our investment in accordance of “Investments – Equity Method and Joint Ventures” (ASC 323), and concluded that our 34% minority interest investment does give us significant influence over MesoCoat’s business actions, board of directors, or its management, and therefore we will account for our investment using the Equity Method. An audit of MesoCoat, by a PCAOB registered auditor for the year ended May 31, 2010 has been completed. We have analyzed our investment in accordance with ASC323 and have determined that no impairment of our investment is necessary at this time; because we believe our intention to exercise our future options is indication of the increase in fair value of the investment. The table below reconciles our investment amount and equity method amounts to the amount on the accompanying balance sheet.

December 10, 2009, initial investment	$ 1,400,030
Equity in loss for year ended May 31, 2010	(191,665)
Investment balance, May 31, 2010	$ 1,208,365
Equity in loss for year ended May 31, 2011	(349,947)
Investment balance, May 31, 2011	$ 858,418

Below is a table with summary financial results of operations and financial position of MesoCoat:

MesoCoat Inc.
For the fiscal years ended May 31
UNAUDITED
	2011	2010
Equity Percentage	34%	34%
Condensed income statement information:
Total revenues	$ 2,334,940	$ 607,956
Total cost of revenues	993,393	677,008
Gross margin	1,341,547	(69,052)
Total expenses	2,370,804	520,304
Net loss	$ (1,029,257)	$ (589,356)
Company's equity in net loss	$ (349,947)	$ (191,665)*
Condensed balance sheet information:
Total current assets	$ 980,635	$ 977,867
Total non-current assets	4,019,646	382,080
Total assets	$ 5,000,281	$ 1,359,947
Total current liabilities	$ 1,005,334	$ 404,351
Total non-current liabilities	2,104,092	87,979
Total equity	1,890,855	867,617
Total liabilities and equity	$ 5,000,281	$ 1,359,947
*Prorata share of loss for the period of December 10, 2009 through May 31, 2010

Please see below for a discussion on how the purchase of ownership in Powdermet, Inc. affects our investment in MesoCoat.

Powdermet, Inc.

Under the terms of our September 7, 2010 amendment to our stock purchase agreement dated June 28, 2010, the Company entered into a stock purchase agreement with Kennametal Inc. (“Kennametal”) to purchase from Kennametal five hundred and ninety six thousand eight hundred and thirteen (596,813) shares, representing a forty one percent (41%) interest in Powdermet, Inc. (“Powdermet”), in exchange for one million six hundred fifty thousand dollars ($1,650,000).

The terms and conditions of the stock purchase agreement required the Company to pay an initial payment of five hundred thousand dollars ($500,000) to Kennametal on September 7, 2010, and the remainder on or before September 30, 2010. The stock purchase agreement contained additional terms related to monthly liquidated damages in the amount of fifty thousand ($50,000) per month starting October 1, 2010. The transaction had to close no later than December 31, 2010.

We made the initial payment of $500,000 on September 7, 2010 and did not make the payment on the balance as agreed; accordingly we recorded liquidating damages of $50,000 per month beginning October 1, 2010, for a total of $250,000 as of the period ended February 28, 2011.

On January 19, 2011, we amended the Stock Purchase Agreement with Kennametal to complete the purchase of Powdermet shares from Kennametal no later than February 15, 2011 for $1,150,000. We did not make our payment on the balance as agreed. On March 21, 2011, we entered into an accord and satisfaction agreement to fulfill the terms of our agreement and settled our debt in full to Kennametal in the amount of $1,200,000.

Powdermet is the parent company of MesoCoat, owning 66% of MesoCoat at May 31, 2011. Andy Sherman serves as the chief executive officer of both Powdermet and MesoCoat in addition to his duties as a member of the Company’s board of directors. Through the Company’s purchase of 41% of Powdermet, we also gain indirect ownership of the additional shares that Powdermet owns. This does not give us greater control of MesoCoat though, since we do not have control of Powdermet.

We have analyzed our investment in accordance of “Investments – Equity Method and Joint Ventures” (ASC 323), and concluded that when the stock purchase agreement is completed our 41% minority interest investment does give us significant influence over Powdermet’s business actions, board of directors, or its management, and therefore we will account for our investment using the Equity Method. The table below reconciles our investment amount and equity method amounts to the amount on the accompanying balance sheet.

December 10, 2009, initial investment	$ 1,650,000
Equity in profit for period of March 21 through May 31, 2011	71,656
Investment balance, May 31, 2011	$ 1,721,656

Below is a table with summary financial results of operations and financial position of Powdermet:

Powdermet Inc.
For the period of March 21 through May 31, 2011
UNAUDITED
Equity Percentage	41%
Condensed income statement information:
Total revenues	$ 475,597
Total cost of revenues	164,267
Gross margin	311,330
Total expenses	136,560
Net profit	$ 174,770
Company's equity in net profit	$ 71,656
Condensed balance sheet information:
Total current assets	$ 438,869
Total non-current assets	857,866
Total assets	$ 1,296,735
Total current liabilities	$ 648,351
Total non-current liabilities	745,599
Total equity	(97,215)
Total liabilities and equity	$ 1,296,735

Note 7 -Stockholders' Equity, page F-13

67.       Please show us how you will revise your future filings to describe the terms of the warrants issued in connection with your December 16, 2009 equity financing. Please also disclose whether the warrants were immediately exercisable or if they become exercisable over a specified         vesting period.

Response

            We intend to revise our future filings to describe the terms of the warrants issued in connection        with our December 16, 2009 equity financing and to disclose whether the warrants were        immediately exercisable as follows:

“Common Stock Warrants

In connection with the above private placement and payables to common stock conversions, we valued the common stock warrants granted during the years ended May 31, 2011 and 2010, using the Black-Scholes model with the following assumptions:

	December 16, 2009	January 27, 2011	May 31, 2011
Expected volatility (based on historical volatility)	158.57%	183.18%	178.10%
Expected dividends	0.00	0.00	0.00
Expected term in years	10	2.00	2.00
Risk-free rate	0.95%	0.95%	0.95%

The expected volatility assumption was based upon historical stock price volatility measured on a daily basis. The risk-free interest rate assumption is based upon U.S. Treasury bond interest rates appropriate for the term of the Company’s warrants. The dividend yield assumption is based on our history and expectation of dividend payments. All warrants are immediately exercisable upon granting, with the exception of the warrants connected with the convertible debentures (Note 8), which are immediately exercisable upon conversion of the debt.

A summary of the common stock warrants granted during the years ended May 31, 2011 and 2010 is presented below:

	Number of Warrants		Number of Warrants
Balance at June 1, 2009	-	Balance at June 1, 2010	2,300,000
Granted	2,300,000	Granted	370,233
Exercised	-	Exercised	-
Forfeited or Expired	-	Forfeited or Expired	-
Balance at May 31, 2010	2,300,000	Balance at May 31, 2011	2,670,233
Exercisable at May 31, 2010	2,300,000	Exercisable at May 31, 2011	2,670,233

Quarterly Report on Form 10-Q for the Quarter Ended August 31, 2010

Controls and Procedures, page 22

68.       You indicate on the top of page 23 that management concluded your disclosures controls     and procedures were ineffective for the period ended August 31, 2010; however, it is unclear how management arrived at that conclusion. Please amend your Form 10-Q to explain clearly the facts and circumstances which led management to conclude that your disclosure controls and procedures were ineffective. To the extent that management's conclusion was based upon the identification of one or more material weaknesses, please ensure that your amended disclosures explain the nature of those weaknesses and how you intend to remediate them. Please also ensure that your amended Form 10-Q includes currently dated management certifications that make reference to the Form 10-Q/A.

Response

We have amended our Form 10-Q/A to clarify how management arrived at the conclusion that our Disclosure Controls and Procedures were ineffective for the period ended August 31, 2010 as follows (italicized word is added):

     “Evaluation of Disclosure Controls and Procedures

In connection with the preparation of this report, an evaluation was carried out by the Company’s management, with the participation of the chief executive officer and the chief financial officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (“Exchange Act”)) as of August 31, 2010. Disclosure controls and procedures are designed to ensure that          information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Commission’s rules and forms, and that such information is accumulated and communicated to management, including the chief executive officer and the chief financial officer, to allow timely decisions regarding required disclosures.

Based on that evaluation, the Company’s management concluded, as of the end of the period covered by this report, that the Company’s disclosure controls and procedures were ineffective in recording, processing, summarizing, and reporting information required to be disclosed, within the time periods specified in the Commission’s rules and forms, and such information was not accumulated and communicated to management, including the chief executive officer and the chief financial officer, to allow timely decisions regarding required disclosures.”

We determined that our Disclosure Controls and Procedures ineffective simply because financial information was not provided to management to allow for timely decisions regarding required disclosures. The effect being that our quarterly report was filed outside of the time periods specified in the Commission’s rules and forms.

Controls and Procedures, page 22

69.       In your Form 10-Q for the quarterly period ended August 31, 2010, you indicated that your disclosure controls and procedures were ineffective as of that period end. You disclose on page 22 that management has determined that your disclosure controls and procedures were effective as of November 30, 2010. However, you also indicate there were no changes in internal control over financial reporting during the period ended November 30, 2010 that materially affected your internal controls over financial reporting. It is unclear how you could have resolved the issues that resulted in ineffective disclosure controls and procedures as of August 31, 2010 during the period ended November 30, 2010 without having any material changes to your internal control over financial reporting. Please amend your Form 10-Q to explain clearly the changes in internal control over financial reporting that were implemented during the period ended November 30, 2010 and resulted in management's ability to conclude that disclosure controls and procedures were effective as of that date. Please also ensure that your amended Form 10-Q includes currently dated management certifications that make reference to the Form 10-Q/A.

Response

At November 30, 2010, we erroneously asserted that our Disclosure Controls and Procedures were effective in recording, processing, summarizing, and reporting information required to be disclosed, within the time periods specified in the Commission’s rules and forms, and such information was accumulated and communicated to management, including the chief executive officer and the chief financial officer, to allow timely decisions regarding required disclosures.

Our erroneous assertion was based upon two factors. First, that financial information was provided to management to allow for timely decisions regarding required disclosures. Accordingly, we were able to file our quarterly report on time. Second, we were able were able to overcome one of our internal controls’ material weaknesses. During the period we engaged effective accounting assistance for MesoCoat to assist in the maintenance of effective controls over period end financial disclosure and reporting processes which aided in period end financial disclosure and reporting processes. Despite this change to internal controls we have determined that our disclosure controls and procedures were ineffective as of that period end. We have amended our quarterly report for the period ended November 30, 2010, as follows:

       “Evaluation of Disclosure Controls and Procedures

In connection with the preparation of this report, an evaluation was carried out by the Company’s management, with the participation of the chief executive officer and the chief financial officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (“Exchange Act”)) as of August 31, 2010. Disclosure controls and procedures are designed to ensure that          information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Commission’s rules and forms, and that such information is accumulated and communicated to management, including the chief executive officer and the chief financial officer, to allow timely decisions regarding required disclosures.

Based on that evaluation, the Company’s management concluded, as of the end of the period covered by this report, that the Company’s disclosure controls and procedures were ineffective in recording, processing, summarizing, and reporting information required to be disclosed, within the time periods specified in the Commission’s rules and forms, and such information was not accumulated and communicated to management, including the chief executive officer and the chief financial officer, to allow timely decisions regarding required disclosures.

Changes in Internal Controls over Financial Reporting

During the period ended November 30, 2010, there has been no change in internal control over financial reporting that has materially affected or is reasonably likely to materially affect our internal control over financial reporting except for that change in connection with ineffective controls over period end financial disclosure and reporting processes. During the periods we engaged effective accounting assistance to assist in the maintenance of effective controls over period end financial disclosure and reporting processes. However, during the period we had not resolved all of our internal controls’ material weaknesses, specifically with regard to a lack of appropriate independent oversight over financial reporting and procedures for internal control over financial reporting due to an absence of any independent directors.”

Quarterly Report on Form 10-Q for the Quarter Ended February 28, 2011

General

70.       Please address the above comments in your interim filings as well.

Response

            We will address the above comments in our interim filings as well.

Condensed Consolidated Unaudited Financial Statements, page 3

Note 6 -Investment in Non-Controlling Interest, page 9

71.       Please show us how you will revise your future filings to clarify the total purchase price of your 41% interest in Powdermet, Inc. and the number of Powdermet shares acquired. You disclose on page 10 that in the September 7, 2010 amended stock purchase agreement the purchase price was $1.5 million and that an initial payment of $500,000 was made on September 7, 2010. You also disclose that you completed your purchase of a 41% interest in Powdermet by paying Kennametal Inc. $1.2 million. It is unclear if this $1.2 million was in addition to the September 2010 payment of $500,000. It is also unclear if this $1.2 million purchase price includes any payments for liquidated damages. If so, please revise your future filings to disclose the total amount of liquidated damages paid separate from the total price paid for your 41% interest in Powdermet, excluding liquidated damages.

Response

We will revise our future filings to indicate that the total purchase price of $1,700,000 was paid in exchange for 596,813 shares of the common stock of Powdermet, Inc. The purchase price included the share purchase price of $1,500,000, a payment of liquidated damages of $200,000, and a gain on debt settlement related to the liquidated damages of $50,000 that were settled in connection with the March 21, 2011 accord and satisfaction agreement.

72.       Please show us how you will revise your future filings to explain how you intend to account            for your investment in Powdermet, Inc. during the year ended May 31, 2011. Your disclosure            should explain the nature and extent of any significant control that you gained as a result of your         investment as well as the nature and extent of control still held by Powdermet’s remaining            shareholders.

Response

We intend to revise future filings as included above in our response to comment 66, to clarify the total purchase price of our 41% interest in Powdermet and to provide the number of Powdermet share acquired. Further, we have revised our disclosure to indicate the total amount of liquidated damages paid separate from the total price paid.

73.       Please show us how you will revise your future annual and interim footnotes disclosures to provide the information required by Rule 8-03(b)(3) of Regulation S-X for each significant equity          investee.

Response

We intend to revise future filings as included above in our response to comment 66, to provide the information required by Rule 8-03(b)(3) of Regulation S-X for each significant equity investee.

74.       Please show us how you will revise your future filings to explain how the later phases of the purchase agreement for MesoCoat would transpire, if exercised, in light of the fact that you now own 41% of Powder met which is a significant shareholder of MesoCoat. Your future filing disclosures should explain if you would continue to pay Powdermet for any additional interest in MesoCoat or if you would pay some other party. In the event you were to pay Powdermet, clarify how much, if any, of the proceeds would flow back to you as 41 % owner of Powdermet as compared to the other Powdermet shareholders.

Response

On July 13, 2011 we exercised the initial option to subscribe to a 51% interest by investing $2,800,000 into MesoCoat. The second option will entitle us to increase this equity interest to 75% interest by investing an additional $16,000,000 while the third option entitles Powdermet to cause us to increase our equity interest in MesoCoat to 100% by purchasing the balance of the shares outstanding from Powdermet for an aggregate amount of $14,600,000 in cash or Abakan shares. We have no agreement with Powdermet outside of that disclosed in relation to MesoCoat as Abakan is a non-controlling shareholder with no power to cause Powdermet to notice us with the third option or to cause any distributions of amounts or shares received by Powdermet in the event the third option is effected. In the event Powdermet elects to cause us to exercise the third option to acquire the 25% equity interest in MesoCoat then remaining, we expect, based on our discussions with Powdermet, that 41% of the $14,600,000 due or $5,986,000 of value, representing our interest in Powdermet, would be withheld from the exercise price valuation, reducing our cost to exercise the third option to $8,614,000 in cash or shares. However, we have no agreement to this effect and are not in a position to cause Powdermet to reach such an agreement with us. Should we reach an agreement with Powdermet to treat the exercise of the third option in the manner detailed above or any other agreement regarding same we will be certain to include such arrangement in our future filings.

Management's Discussion and Analysis of Financial Condition, page 18

Plan of Operation, page 18

75.       Please tell us and show us how you will revise you MD&A in future filings to explain how you determined the purchase price for each step of your acquisition of interests in MesoCoat. Your revised future filing disclosures should describe the extent to which you obtained third party appraisals to support the value that you paid for the 34% and 17% interest as well as the agreed upon purchase prices associated with the remaining unexercised options contained in the investment agreement. We note from the disclosures in Items 2.01 and 9.01 of your Form 8-K filed July 13, 2011 that during the year ended May 31, 2010 you paid $17.64 per share for a 34% interest in MesoCoat and subsequently paid $32.50 per share in July 12, 2011 to acquire an additional 17% interest in MesoCoat. Please show us how your revised future filing disclosures will explain the factors that you considered in deciding to pay such a higher price per share in July 12, 2011 for the additional shares of MesoCoat. Please similarly revise your disclosures in your Form 8-K filed July 13, 2011.

Response

We intend to revise our future filings to include an explanation of how Abakan determined the purchase price for each step of our acquisition of interest and to disclose that the respective purchase prices were decided without the benefit of third party appraisals as follows:

“The terms and conditions of the Investment Agreement with Powdermet to acquire an equity interest in MesoCoat and the terms and conditions of the Stock Purchase Agreement with Kennametal, Inc., to acquire an equity interest in Powdermet (and thereby an indirect interest in MesoCoat) were negotiated on an arms-length basis by unrelated parties without the benefit of a third party appraisal of the current or future value of either investment. Rather our valuation of both investments was based on our analysis of what its products and technologies could do, what solutions it had for specific markets, what market share could be captured, how MesoCoat intended to commercialize its products and how realistic were MesoCoat’s financial projections.  We completed a detailed analysis of these questions and prepared a document that specifically considered the facts and supported our conclusions. Our reliance on options to increase our investment in MesoCoat is consistent with our valuation model going forward which dictates that options will only be exercised at the price agreed if developmental milestones in respect to value as determined by us are achieved within the parameters of our agreement. The exercise of the initial option permitted under the Investment Agreement is our measure of the fair value of our investment in MesoCoat on the date of exercise.”

Current Report on Form 8-K Filed March 25, 2011

Item 1.01 -Entry into Definitive Agreement, page 2

76.       Please tell us how you considered Rules 8-04 and 8-05 of Regulation S-X in determining that it was not necessary to provide any financial statements or pro forma information related to your acquisition of a 41% interest in Powdermet. Please also provide us the investment, asset, and income computations that you performed to determine the significance of this acquisition under Rule 8-04 of Regulation S-X.

Response

We reviewed Article 8 of Regulation S-X in its entirety and determined that Article 8 does not have a specific requirement that smaller reporting companies should present the financial statements of significant equity-method investees despite the significant assets test. Rather Article 8 of Regulation S-X requires that smaller reporting companies should provide summarized financial information as to sales, gross profit, net income (loss) from continuing operations and net income for significant equity-method investees that constitute 20% or more of a smaller reporting company’s consolidated assets, equity or income from continuing operations attributable to the smaller reporting company in each reporting period.

In connection with the Company’s response to these comments, we confirm the following:

•         the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•         staff comments or changes to disclosure in respect to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We do hope that the information provided above is responsive to your comments.  Should you have any additional comments or questions regarding the Company’s filing please contact us.

/s/ Robert H. Miller

Robert H. Miller

Chief Executive Officer

Attachments

Form 8-K/A July 13, 2011 - redline

Form 10-Q/A February 28, 2011 – redline

Form 10-Q/A November 30, 2010 – redline

Form 10-Q/A August 31, 2010 – redline

Form 10-K/A May 31, 2010 - redline